# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: I-ON Digital Corp., CIK 0001580490
CUSIP: 44988A101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1244 N. STONE ST., UNIT #3, CHICAGO, Illinois (IL), 60610
Date of event which requires filing of this statement: 01/17/2023
Filed by CIK 0002055283
Persons authorized to receive notices and communications: Geoffrey R. Morgan, Croke Fairchild Duarte & Beres LLC, 180 N. LaSalle Street, Suite 3400, Chicago, Illinois (IL), 60601, 1.414.588.2948

## Reporting persons
- Carlos X. Montoya (CIK 0002055283): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 37,550,000; shared voting power 21,769,660; sole dispositive power 37,550,000; shared dispositive power 21,769,660; aggregate amount beneficially owned 59,319,000 (59.3% of the class)
  Comment: Mr. Montoya owns 3,755 shares of Series A Convertible Preferred Stock which is convertible at any time into 37,550,000 shares of Common Stock, over which he has sole voting and dispositive power. Additionally, Mr. Montoya is the sole shareholder of I-ON Digital Acquisition Corp ("IAC") and the sole member of Orebits Acquisition Group LLC ("OAG"). As such he controls (i) the voting and dispositive power over 982 shares of Series A Convertible Preferred Stock owned by IAC which is convertible at any time into 9,820,000 shares of Common Stock, and (ii) the voting and dispositive power of 597,483 shares of Series C Convertible Preferred Stock owned by OAG which is convertible at any time into 11,949,660 shares of Common Stock. The percentage in row 13 is calculated assuming all outstanding shares of Series A Convertible Preferred Stock and Series C Convertible Preferred Stock have been converted and is based upon 31,106,234 shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on April 10, 2025.
- I-ON Digital Acquisition Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); source of funds: working capital (WC); sole voting power 9,820,000; shared voting power 0; sole dispositive power 9,820,000; shared dispositive power 0; aggregate amount beneficially owned 9,820,000 (9.81% of the class)
  Comment: Mr. Montoya is the sole shareholder of I-ON Digital Acquisition Corp ("IAC") which owns 982 shares of Series A Convertible Preferred Stock which is convertible at any time into 9,820,000 shares of Common Stock. The percentage in row 13 is calculated assuming all outstanding shares of Series A Convertible Preferred Stock and Series C Convertible Preferred Stock have been converted and is based upon 31,106,234 shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on April 10, 2025.
- Orebits Acquisition Group LLC: type of reporting person: corporation (CO); citizenship or place of organization: Wyoming (WY); source of funds: other (OO); sole voting power 11,949,660; shared voting power 0; sole dispositive power 11,949,660; shared dispositive power 0; aggregate amount beneficially owned 11,949,660 (11.95% of the class)
  Comment: Mr. Montoya is the sole shareholder of I-ON Digital Acquisition Corp ("IAC") which owns 982 shares of Series A Convertible Preferred Stock which is convertible at any time into 9,820,000 shares of Common Stock. The percentage in row 13 is calculated assuming all outstanding shares of Series A Convertible Preferred Stock and Series C Convertible Preferred Stock have been converted and is based upon 31,106,234 shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on April 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: I-ON Digital Corp.
Address of issuer's principal executive offices: 1244 N. STONE ST., UNIT #3, CHICAGO, Illinois (IL), 60610
Comment: This Schedule 13D relates to the Common Stock of I-ON Digital Corp., a Delaware corporation (the "Issuer" or ("Registrant"). The address of the principal executive offices of the Issuer is 1244 N. Stone Street, Unit 3, Chicago, Illinois 60610 and its telephone number is 866-440-2278.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by the following persons: Mr. Carlos X. Montoya, I-ON Acquisition Corp. ("IAC") and Orebits Acquisition Group LLC ("OAG"), each a "Reporting Person".
Residence or business address: The business for each Reporting Person is 1244 N. Stone Street, Unit 3, Chicago, Illinois 60610.
Present principal occupation or employment: Mr. Montoya is the CEO and Chairman of the Board of the Issuer, whose principal place of business is 1244 N. Stone Street, Unit 3, Chicago, Illinois 60610. Mr. Montoya is the sole shareholder in both IAC and OAG.
Criminal convictions in the last five years: None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Montoya is US citizen and each of IAC and OAG are domestic organizations.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Carlos Montoya used personal funds to acquire his shares.

I-ON Digital Acquisition Corp. used working capital to acquire its shares.

On October 30, 2023, I-ON Digital Corp. (the "Issuer" or "Company") and Orebits Acquisition Group LLC ("OAG") entered into that certain Contribution and Exchange Agreement (the "Exchange Agreement") by and between them. Pursuant to the terms of the Exchange Agreement, the Issuer acquired all outstanding shares of common stock of Orebits Corp. ("Orebits"), a wholly owned subsidiary of OAG. In exchange, OAG received shares of the Company's Series C Convertible Preferred Stock, which shares are convertible into 20 shares of Common Stock per share of Series C Convertible Preferred Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons hold the Common Stock of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor's need for liquidity, and other future developments. Any future acquisitions of Common Stock will be subject to the Issuer's policies, including its insider trading policy, as applicable. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 59,319,000 - 59.30%
Number of shares as to which each person has sole or shared power to vote or dispose:
Carlos X. Montoya
Sole Voting Power - 37,550,000
Shared Voting Power - 21,769,660
Sole Dispositive Power - 37,550,000
Shared Dispositive Power - 21,769,660

I-ON Acquisition Corp.
Sole Voting Power - 9,820,000
Shared Voting Power - 0.00
Sole Dispositive Power - 9,820,000
Shared Dispositive Power - 0.00

Orebits Acquisition Group LLC
Sole Voting Power - 11,949,660
Shared Voting Power - 0.00
Sole Dispositive Power - 11,949,660
Shared Dispositive Power - 0.00
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement attached hereto as Exhibit 1.

## Signatures
- Carlos X. Montoya: /s/ Carlos X. Montoya, Carlos X. Montoya (04/14/2025)
- I-ON Digital Acquisition Corp.: /s/ Carlos X. Montoya, Carlos X. Montoya, President (04/14/2025)
- Orebits Acquisition Group LLC: /s/ Carlos X. Montoya, Carlos X. Montoya, President (04/14/2025)